

Mail Stop 7010

February 21, 2008

Frederic Scheer
President, Chief Executive Officer, and Chairman
Cereplast, Inc.
3421-3433 West El Segundo Boulevard
Hawthorne, California 90250

     Re: Cereplast, Inc.
                Form 10-KSB for Fiscal Year Ended December 31, 2006
                File No. 333-126378

Dear Mr. Scheer:

We have reviewed your responses and have the following comment.

FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2006

Statement of Shareholders' Equity, page 25

1.   We have reviewed your response to our prior comment one. In order to increase transparency and allow a reader to fully understand the impact of this arrangement on your financial results, please revise your future filings to disclose the following:

- Your accounting policy for expensing the cost of warrants and the related discount, including your policy for expensing any unamortized costs in the event that you determine draw downs from the arrangement are no longer probable. In this regard, please also specifically disclose the amounts expensed in the applicable reporting periods.
- Your accounting policy for recording an obligation upon receipt of the advanced funds before the shares are issued.
- The circumstances which would cause you to be liable for losses, commissions, fees or financial hardship caused to Cumorah Capital.

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief